UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated January 21, 2008

2.

News Release dated January 22, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: January 23, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

  Amex:DEJ/TSX-V: DEJ

FOR RELEASE:

 January 21, 2008

Dejour Makes New Discoveries in Canada’s Peace River Arch

Vancouver, BC, Canada January 21, 2008 – Dejour Enterprises Ltd. (“Dejour”) (Amex: DEJ/TSX-V: DEJ)

Peace River Arch

Dejour’s winter 07-08 exploration is meeting with exceptional results to date. As of January 21, Dejour has drilled and cased 5 of its first 5 new project exploratory wells (average working interest 90%) and will spud its 6th new project exploratory well within two weeks  (90% W.I.).

The first of these exploratory wells has been completed and flow tested. Gas flow rates levelled at 3 mmcf/day at the end of the 24 hr test.  The well also produced a total of 152 bbls of light oil over the test period.   Completion programs for the remainder are being finalized and results will be forthcoming as these programs are implemented throughout January, and February.

Dejour has reached TD on a third well (Drake 94H1) at its previously mentioned Drake Field extension with a 4th, 5th and 6th well to follow prior to the end of February. Initial log indications are that the well encountered the target sand with a gas show and casing has been ordered. Dejour has a 100% WI in these wells. Drake wells #4, #5 and #6 will test the Notekewin and several deeper zones identified by 3D seismic. The initial two wells drilled at the end of last winters drilling season have now been completed with small CO2 fracture stimulations.

Initial flow rates following the stimulation was > 2 mmcf per day natural gas from each of these wells. The Company, utilizing good engineering practice, expects to produce these two wells at  > 2.0 mmcf/day combined on completion of the tie-in. Flow line rights of way have been cut and lines are being laid for tie in prior to the end of Q1.

Dejour also expects its non-operated 30% Saddle Hills discovery to be tied in and an offset well drilled during Q1. Two zones were tested at this location, with combined rates >1.5mmcf/day.

Lastly, Dejour is working plans to tie in as many of its new discovery wells as possible prior to break up. Reservoir engineering calculations on these properties will be forthcoming prior to the end of February. Further development will follow.

Dejour continues to target production rates > 10mmcfe/d (million cubic feet equivalent per day) natural gas to its WI interest from these operations by the end of Q1-08.

BOEs [or 'McfEs' or other applicable units of equivalency] may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl [or 'An McfGE conversion ratio of 1 bbl: 6 Mcf'] is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Piceance Basin

Dejour reports that its 25% owned North Barcus Creek wells (#1-12 and #2-12) are still returning frac fluid, natural gas and gas condensate through production tubing with increasing pressures. With 25-35% of frac fluids remaining to be retrieved, the NBC #1-12 is currently shut in pending pressure build up. The NBC #2-12, however, has production tested over 800mcf gas and 25-50 barrels of gas condensate per day from a 24 hour test. Reservoir pressure bombs have now been installed .Testing will continue as the wells clean out and pressure equalize. Over 800 barrels of gas condensate (a very high gravity light oil), extracted from these wells is being processed for trucking to local sales points.

Dejour is encouraged by the strengthening trend of these daily results, despite a very harsh seasonal operating environment. Dejour expects to have its engineers determine initial proven reserves at North Barcus Creek following completion of testing, during Q1-08.

Charles Dove, P. Geoph. is the qualified person for this report.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating real shareholder value through a balance of exploration/development, production/development and monetization of strategic North American energy properties -including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

  Amex:DEJ/TSX-V: DEJ

FOR RELEASE:

 January 22, 2008

Dejour’s Success Continues at Drake in Canada’s Peace River Arch

Dejour has now logged its third well at its Drake Field extension. Log analysis has confirmed  > 6  meters of natural gas bearing Notekewin sands with porosities as high as 24%. Dejour has a 100% working interest (WI) in this Drake Field extension project. Once pipe has been set, Dejour will establish flow rates and prepare for completion and hook up.

The Drake drill rig will immediately move to well location #4, which has been cleared. This well will test not only the Notekewin sands present in the first three wells, but also deeper zones including the Halfway, which show potential on the interpretation of the 3D seismic coverage purchased over the Dejour working interest lands.   The Halfway zone in an adjacent well of recent vintage initially produced flow rates of 3.7mmcf/d rising to over 5mmcf/d (million cubic feet per day) natural gas, according to government documents registered on Accumap.

Reservoir engineering calculations on these properties will be forthcoming prior to the end of February. Further development will follow.

To date Dejour in the Peace River Arch, Dejour has drilled five successful wells, now being prepared for production, five additional exploration wells now in the process of being tested for commerciality and have five more wells to drill (four offsetting discoveries), test and hook up prior to break up, expected by the end of March.

This latest logged well positions Dejour to continue the targeted production rates of > 10mmcfe (million cubic feet of gas equivalent) / per day natural gas to its WI interest from these operations by the end of Q1-08.

BOEs [or 'McfEs' or other applicable units of equivalency] may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl [or 'An McfGE conversion ratio of 1 bbl: 6 Mcf'] is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Charles Dove, P. Geoph. is the qualified person for this report.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating real shareholder value through a balance of exploration/development, production/development and monetization of strategic North American energy properties -including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com